[EKC logo]

EK CHOR CHINA MOTORCYCLE CO. LTD.

(An exempted company incorporated with

limited liability under the laws of Bermuda)

PROXY STATEMENT

Dear Shareholders:

You are cordially invited to a meeting of shareholders of Ek Chor China Motorcycle Co. Ltd. (the “Company”) convened at the direction of the Supreme Court of Bermuda (the “Court Meeting”) and a special general meeting of shareholders of the Company (the “Special General Meeting”) scheduled to be held immediately following the Court Meeting. At the Court Meeting and the Special General Meeting, you will be asked to consider and vote upon a proposal (the “Proposal”) pursuant to which the Company will become a wholly-owned subsidiary of C.P. Pokphand Co. Ltd. (“CPP”), an exempted company incorporated with limited liability under the laws of Bermuda and, as of May 12, 2003, the holder of approximately 68.2% of the issued and outstanding share capital of the Company.

The Proposal will be implemented by means of a scheme of arrangement (the “Scheme”) under Section 99 of the Companies Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”). The terms and conditions of the Scheme are set forth under the caption “The Scheme of Arrangement” beginning on page 12 of this Proxy Statement. For further information about the Scheme, please see also the Scheme of Arrangement, dated             , 2003, and the Explanatory Statement, dated             , 2003, accompanying this Proxy Statement.

Under the Proposal, holders of the approximately 31.8% of the issued and outstanding share capital of the Company not currently owned by CPP will receive US$3.75 in cash for each share of common stock, par value US$0.10 per share, of the Company (the “Shares”) held. Upon completion of the Proposal, current holders of Shares other than CPP will cease to have ownership interests in the Company or rights as the Company’s shareholders and, as a result, current holders of Shares other than CPP will not participate in any future earnings, losses, growth or decline of the Company. Moreover, the Company intends to have the Shares delisted from The New York Stock Exchange (“NYSE”) following completion of the Scheme. As a result, public trading of the Shares will cease.

The implementation of the Scheme will require, among other things, the approval of holders of Shares other than the Shares owned by CPP (the “Scheme Shares”) at the Court Meeting. If, at the Court Meeting, a majority in number of the holders of Scheme Shares who represent at least three-fourths of the Scheme Shares represented and voted (either in person or by proxy) agree to the Scheme, it will be binding on all shareholders of the Company, provided that the Supreme Court of Bermuda (the “Bermuda Court”) grants its sanction. At the Special General Meeting following the Court Meeting, a simple majority of the Shares represented and voted (either in person or by proxy) will be required to approve the resolutions for implementing the Scheme. In order to become effective, the Scheme must be sanctioned by the Bermuda Court at a hearing following the Court Meeting, and a copy of the order of the Bermuda Court sanctioning the Scheme must be delivered to and duly registered with the Registrar of Companies in Bermuda.

The Board of Directors of the Company has unanimously determined that the Proposal is fair to and in the best interests of the unaffiliated holders of the Scheme Shares. Accordingly, the Board of Directors has unanimously approved the Scheme and unanimously recommends that the holders of Scheme Shares vote to approve and adopt the Scheme and the transactions contemplated thereby.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE COURT MEETING AND THE SPECIAL GENERAL MEETING. You may vote your shares by mailing your signed proxy card for each of the Court Meeting and the Special General Meeting in the enclosed envelope, or submit your proxy with voting instructions via facsimile at (852)             in accordance with the instructions on the accompanying proxy card, before 5:00 p.m., Hong Kong time on             , 2003 (approximately 48 hours before the Court Meeting). You may also vote in person at the Court Meeting and the Special General Meeting (however, your attendance will not automatically revoke your proxy). If your shares are not registered in your own name and you plan to attend the Court Meeting and the Special General Meeting and vote your shares in person, you will need to ask the broker, trust company, bank or other nominee that holds your shares to provide you with evidence of your share ownership as of             , 2003, and bring that evidence to the Court Meeting and the Special General Meeting.

The date, time and place of the Court Meeting are as follows:

[Date and Time]

[Address]

The date, time and place of the Special General Meeting are as follows:

[Date and Time] (or so soon thereafter as the Court Meeting for the same day and place shall have been concluded or concluded after an adjournment thereof)

[Address]

On behalf of the Board of Directors of the Company, we would like to express our appreciation for your continued interest in the affairs of the Company. We look forward to seeing you at the Court Meeting and the Special General Meeting.

By order of the Board of Directors of

Ek Chor China Motorcycle Co. Ltd.

Thanakorn Seriburi

Chairman of the Board of Directors

No person has been authorized to give any information or to make any representation not contained in this Proxy Statement and, if given or made, such information or representation should not be relied on as having been authorized by the Company or any of its affiliates. The delivery of this Proxy Statement shall not imply that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time after its date.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This Proxy Statement is dated             , 2003

and was first mailed to shareholders on or about             , 2003.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This document includes forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth below. The Company believes that the following important factors, among others, in some cases have affected, and, in the future, could affect, the operations of the Company and the ventures in which the Company has interests (the “Ventures”):

•	Political, economic and social conditions in the People’s Republic of China (the “PRC”), including the PRC government’s specific policies with respect to economic growth, inflation, taxation, currency conversion, imports and sources of supplies, expropriation of private enterprises and the availability of credit, particularly to the extent such current or future conditions and policies affect the motorcycle and motorcycle parts and components industries and markets in the PRC, the automotive and automotive parts and components industries and markets in the PRC, the Ventures’ motorcycle and motorcycle parts and components customers and automotive parts and components customers, and the demand, sales volume and sales prices for the Ventures’ motorcycles and motorcycle and automotive parts and components;

•	The effects of competition in the motorcycle market on the demand, sales volume and sales prices for the Ventures’ motorcycles and motorcycle parts and components;

•	The effects of competition in the automotive market on the demand, sales volume and sales prices for the Ventures’ automotive parts and components;

•	The Ventures’ ability to collect and reduce the levels of their accounts receivable;

•	The Company’s and the Ventures’ ability to finance their working capital and capital expenditure requirements, including obtaining any required external debt or other financing; and

•	The effects of inflation on the Company’s and the Ventures’ results of operations, including the effects on the Ventures’ costs of raw materials and parts and labor costs.

The forward-looking events and circumstances discussed in this document may not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information.

FOREIGN CURRENCY TRANSLATIONS

Solely for the convenience of the reader, this document contains translations of certain Chinese Renminbi and Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all. Unless otherwise stated, the translations of Renminbi and Hong Kong dollars into US dollars and vice versa have been made at the rate of RMB8.28 to US$1.00, the rate quoted by the People’s Bank of China on May 12, 2003, and HK$7.80 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on May 12, 2003.

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QUESTIONS AND ANSWERS ABOUT THE PROPOSAL

Q:	What is the proposed transaction?

A:	Under the Proposal, the Company will become a wholly-owned subsidiary of CPP, the holder as of May 12, 2003 of approximately 68.2% of the issued and outstanding share capital of the Company. See “Summary of the Proposal”.

Q:	What is the scheme of arrangement?

A:	The scheme of arrangement is the means by which the proposed transaction will be implemented under Section 99 of the Bermuda Companies Act. Upon taking effect, the Scheme will be binding on all shareholders of the Company. In order for the Scheme to take effect, the following conditions must be satisfied or, if permissible, waived:

•	Approval of the Scheme by a majority in number of the holders of Scheme Shares who represent at least three-fourths of the Scheme Shares represented and voted (either in person or by proxy) at the Court Meeting;

•	Sanction of the Scheme by the Bermuda Court;

•	Registration of the court order sanctioning the Scheme;

•	Passage of the necessary resolutions to approve and implement the Scheme as set out in the notice of the Special General Meeting contained in this Proxy Statement, including the reduction of both the authorized and issued share capital and the additional paid-in capital account of the Company as referred to therein by a simple majority of the shareholders of the Company represented and voted (either in person or by proxy); and

•	Compliance with the procedural requirements under Section 46 of the Bermuda Companies Act for the proposed reduction of both the authorized and issued share capital and the additional paid-in capital account of the Company.

See “The Scheme of Arrangement”.

Q:	What vote is required from the shareholders of the Company in order for the Scheme to be approved?

A:	The Scheme must be approved by the affirmative vote of a simple majority of the holders of shares of the Company’s common stock who in aggregate hold at least three-fourths of the shares of the Company’s common stock not owned by CPP, or the Scheme Shares, and represented and voted (either in person or by proxy) at the Court Meeting. In the event that the holders of the Scheme Shares do not approve the Scheme, it will not take effect. In addition to the vote for approving the Scheme at the Court Meeting, approval of resolutions for implementing the Scheme will require a simple majority of the votes attaching to the Shares represented and voted (either in person or by proxy) at the Special General Meeting. See “The Court Meeting—Vote Required” and “The Special General Meeting—Vote Required”.

Q:	As a shareholder of the Company, what do I receive for my shares if the Scheme takes effect?

A:	If all of the conditions to the Scheme are satisfied or, if permissible, waived, and the Scheme takes effect, holders of Scheme Shares will receive US$3.75 in cash for each share of common stock held. See “Summary Term Sheet—Payment”.

Q:	What do I need to do now?

A:	After you have carefully read this document, mail your signed proxy cards in the enclosed envelope, or submit your proxy with voting instructions via facsimile at (852) in accordance with the instructions on the accompanying proxy cards, before 5:00 p.m., Hong Kong time on , 2003 (approximately 48 hours before the Court Meeting), so that your shares will be represented at the Court Meeting and the Special General Meeting.

Q:	If my Shares are held in “street name” by my broker, will my broker vote my Shares for me?

A:	Your broker should send you directions on how to provide your broker with instructions to vote your Shares. If you do not provide your broker with instructions on how to vote your “street name” Shares, your broker will not be permitted to vote them on the proposals. You should therefore be sure to provide your broker with instructions on how to vote your Shares. If you do not give voting instructions to your broker, you will not be counted as voting for the purposes of any of the proposals unless you have the Shares registered in your name and appear in person at the meeting. See “The Court Meeting” and “The Special General Meeting”.

Q:	Can I change my vote after I have submitted my proxy with voting instructions?

A:	Yes. There are three ways in which you may revoke your proxy and change your vote in respect of the Scheme and the resolutions for implementing the Scheme before the Court Meeting and the Special General Meeting, respectively:

•	You may send a written notice of revocation, which must be received one hour before the commencement of the relevant meeting, stating that you are revoking your previous delivered proxy.

•	You may complete and submit a later dated proxy card by mail or submit your proxy card with new voting instructions via facsimile at (852) . The latest vote actually received in respect of the Scheme and the resolutions for implementing the Scheme prior to the Court Meeting and the Special General Meeting, respectively, will be recorded and any earlier votes will be revoked.

•	You may attend the Court Meeting or the Special General Meeting; however, your attendance will not automatically revoke your proxy.

If you have instructed a broker to vote your Shares, you must follow directions received from your broker to change or revoke your proxy.

Q:	When do you expect the transaction to be completed?

A:	We are working toward completing the transaction as quickly as possible. Assuming that the Scheme receives the approval of holders of the Scheme Shares at the Court Meeting and the resolutions for implementing the Scheme receive the approval of shareholders at the Special General Meeting, we currently expect that we will complete the transaction by , 2003.

Q:	What are the tax consequences of the transaction to shareholders?

A:	The receipt of cash for Shares of the Company in the transaction will be taxable for U.S. federal income tax purposes and may also be taxable under applicable state, local, foreign or other tax laws. Generally, holders of Scheme Shares will recognize gain or loss for these purposes equal to the difference between US$3.75 per share and their tax basis for the shares of common stock that were owned immediately before completion of the Scheme. For U.S. federal income tax purposes, this gain or loss generally would be a capital gain or loss if the Scheme Shares are held as a capital asset.

TAX MATTERS ARE VERY COMPLEX, AND THE TAX CONSEQUENCES OF THE SCHEME TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE SCHEME TO YOU.

Q:	What is the location, date and time of the Court Meeting?

A:	The Court Meeting will be held at , located at , Hong Kong Special Administrative Region, PRC, on , 2003 at [a.m.]/[p.m.] local time. See “The Court Meeting”.

Q:	What is the location, date and time of the Special General Meeting?

A:	The Special General Meeting will be held at , located at , Hong Kong Special Administrative Region, PRC, on , 2003 at [a.m.]/[p.m.] local time. See “The Special General Meeting”.

Q:	Whom should I call with additional questions?

A:	If you have questions concerning the Proposal, please call our information agent, MacKenzie Partners, Inc. at 105 Madison Avenue, 14th Floor, New York, New York 10016, USA, (1-212) 929-5239 (telephone) or (1-212) 929-0308 (fax).

SUMMARY TERM SHEET

This summary term sheet highlights selected information contained in this document and may not contain all of the information that is important to you. You are urged to read carefully the entire Proxy Statement carefully, including the appendices.

•	Shareholders’ Vote: The implementation of the Scheme will require, among other things, the approval of the holders of Scheme Shares at the Court Meeting. If, at the Court Meeting, a majority in number of the holders of Scheme Shares who represent at least three-fourths of the Scheme Shares represented and voted (either in person or by proxy) agree to the Scheme, it will be binding on all shareholders of the Company provided that the Bermuda Court grants its sanction. See “The Court Meeting—Vote Required”.

•	Payment: Pursuant to the Proposal, holders of the issued and outstanding share capital of the Company not currently owned by CPP would receive US$3.75 in cash for each Share held. See “The Scheme of Arrangement”.

•	Fairness of the Transaction: After careful consideration, the Board of Directors of the Company has unanimously determined that the Scheme is fair to, and in the best interests of, the unaffiliated holders of the Scheme Shares. Accordingly, the Board of Directors has unanimously approved the Scheme and unanimously recommends that the holders of Scheme Shares vote to approve and adopt the Scheme and the transactions contemplated thereby. See “Special Factors—Fairness of the Transaction”.

•	Material Accounting Treatment: Upon cancellation of the Company’s capital stock represented by the Scheme Shares, the Company’s capital stock will be reduced by US$557,400, the par value of the Shares cancelled, and additional paid-in capital will be reduced by US$20,345,100, the excess of the cancellation price over the par value of the Scheme Shares.

•	Tax Consequences: The receipt of cash for shares of the Company’s common stock in the transaction will be taxable for U.S. federal income tax purposes and may also be taxable under applicable state, local, foreign or other tax laws. Generally, holders of Scheme Shares will recognize gain or loss for these purposes equal to the difference between US$3.75 per share and their tax basis for the shares of common stock that were owned immediately before completion of the Scheme. For U.S. federal income tax purposes, this gain or loss generally would be a capital gain or loss if the Scheme Shares are held as a capital asset.

TAX MATTERS ARE VERY COMPLEX, AND THE TAX CONSEQUENCES OF THE SCHEME TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE SCHEME TO YOU.

•	Conditions: The Scheme will become effective and binding on all Shareholders if the following conditions are satisfied or, if permissible, waived:

—	Affirmative vote of a simple majority of the holders of Scheme Shares who in aggregate hold at least three-fourths of the Scheme Shares represented and voted (either in person or by proxy) at the Court Meeting;

—	Sanction (with or without modification) of the Scheme by the Bermuda Court;

—	Delivery of a copy of the Order of the Bermuda Court sanctioning the Scheme to the Registrar of Companies in Bermuda for registration, and the due registration by the Registrar of such Order;

—	Passage of the necessary resolutions to approve and implement the Scheme as set out in the notice of the Special General Meeting contained in this Proxy Statement, including the reduction of both the authorized and issued share capital and the additional paid-in capital of the Company as referred to therein by a simple majority of the Shareholders represented and voted (either in person or by proxy) at the Special General Meeting; and

—	Compliance with the procedural requirements under Section 46 of the Bermuda Companies Act for the proposed reduction of both the authorized and issued share capital and the additional paid-in capital of the Company to give effect to the Scheme.

See “The Scheme of Arrangement—Conditions of the Scheme”.

•	Effect of Completion: Upon completion of the Scheme, CPP will own 100% of the issued share capital of the Company. Current shareholders other than CPP will cease to have ownership interests in the Company or rights as the Company’s shareholders, and, as a result, if the Scheme is completed, current shareholders other than CPP will not participate in any future earnings, losses, growth or decline of the Company. Moreover, the Company intends to have the Shares delisted from the NYSE upon completion of the Scheme. As a result, public trading of the Shares will cease. See “The Scheme of Arrangement—The Effect of the Scheme of Arrangement”.

•	No Dissenters’ Rights: Shareholders do not have express appraisal rights in connection with the Scheme under the Bermuda Companies Act. However, the Bermuda Court in considering whether to sanction a scheme of arrangement may decline to sanction a scheme unless it is satisfied, not only that the court meeting was properly constituted and that the proposals were approved by the requisite majority, but that the result of the meeting fairly reflected the view of the parties concerned.

SUMMARY OF THE PROPOSAL

This summary, together with the preceding “Questions and Answers about the Proposal” and the “Summary Term Sheet”, highlights certain information contained elsewhere in this Proxy Statement. Reference is made to, and this summary is qualified in its entirety by the more detailed information contained elsewhere in this Proxy Statement and the attached appendices. We urge you to read carefully this Proxy Statement and the attached appendices in their entirety.

This Proxy Statement contains a number of forward-looking statements with respect to future events that will have an effect on future performance. These forward-looking statements are subject to various risks and uncertainties, including those set forth under “Cautionary Statement Concerning Forward-Looking Information” and elsewhere that could cause actual results to differ materially from historical results or those currently anticipated.

The Scheme of Arrangement

The Company proposes to effect an arrangement with the holders of Scheme Shares which will result in the Company’s becoming a wholly-owned subsidiary of CPP. The Scheme Shares are the issued and outstanding Shares in the capital of the Company other than those Shares owned by CPP. The arrangement is intended to be implemented by way of a scheme of arrangement under Section 99 of the Bermuda Companies Act. See “The Scheme of Arrangement”.

Approval by the Board of Directors

Since July 2001, CPP and the Company have considered various alternative structures and arrangements relating to a “going-private” transaction of the Company. In February 2003, the Company appointed Bear, Stearns & Co. Inc. (“Bear Stearns”) to advise the Board of Directors regarding a possible going-private transaction. See “Special Factors—Past Contacts, Transactions, Negotiations and Agreements”.

After careful consideration of numerous factors, including the benefits and disadvantages of remaining a publicly listed company, the Company’s future operating needs, and the analyses and other information provided by Bear Stearns in its April 11, 2003 presentation to the Board of Directors, the Board of Directors has unanimously determined that the Scheme is fair to, and in the best interests of, the holders of Scheme Shares. Accordingly, the Board of Directors has unanimously approved the Scheme and unanimously recommends that the holders of Scheme Shares vote to approve and adopt the Scheme and the transactions contemplated thereby. In considering the recommendation of the Board of Directors regarding the Scheme, holders of Scheme Shares should be aware that the Company does not have any independent directors. All of the Company’s directors are executive officers of the Company. Accordingly, no independent committee of the Board of Directors was constituted for the purpose of evaluating the fairness or advisability of the Scheme. Holders of Scheme Shares should also note that at the time Bear Stearns presented its report, no proposal relating to the terms of any transaction, or the consideration to be paid in respect of the Scheme Shares, had been made. As a result, with the consent of the Board of Directors, Bear Stearns did not address any aspect of the Scheme or any other transaction in its presentation. The Bear Stearns presentation does not constitute a recommendation to any shareholder of the Company as to any matter relating to the Scheme. The Board of Directors also did not ask Bear Stearns to make any evaluation of or to deliver any opinion on, and Bear Stearns has not evaluated or opined on, the fairness or advisability of the Scheme or any other transaction. See “Special Factors—Fairness of the Transaction” and “Special Factors—Report of Financial Advisor”.

The Court Meeting

Matters to be Considered at the Court Meeting

The Court Meeting is scheduled to be held at             [a.m.]/[p.m.] local time on         , 2003 at             , Hong Kong Special Administrative Region, PRC. At the Court Meeting, holders of Scheme Shares will consider and, if thought fit, approve the Scheme proposed to be made between the Company and the holders of the Scheme Shares.

Record Date, Quorum and Voting

The record date for entitlement to attend and vote at the Court Meeting is the close of business on             , 2003 (the “Record Date”). Each holder of Scheme Shares on the Record Date is entitled to one vote per Scheme Share held. Pursuant to the Company’s Bye-Laws, no business shall be transacted at the Court Meeting unless there is a quorum comprising at least two shareholders entitled to vote and present in person.

Proxies and Revocability of Proxies

You may mail your signed proxy card in the enclosed envelope, or submit your proxy with voting instructions via facsimile at (852)              in accordance with the instructions on the accompanying proxy card, so as to be received before a.m., Hong Kong time, on         , 2003 (approximately 48 hours before the time appointed for the Court Meeting). Shares represented by properly executed proxies received in time for the Court Meeting will be voted at the Court Meeting in the manner specified in the proxy. Failure to check either box marked “For the Scheme” or “Against the Scheme” will entitle your proxy to cast your vote at his/her discretion. A shareholder may revoke a proxy at any time prior to its exercise by:

•	delivering to the Secretary of the Company a written notice of revocation stating that you are revoking your previously delivered proxy;

•	delivering to the Secretary of the Company a duly executed proxy bearing a later date or time than the proxy to be revoked; or

•	attending the Court Meeting and voting in person. However, your attendance by itself will not automatically revoke your proxy.

Unless you revoke your proxy, it will be voted in accordance with the instructions on your proxy card. See “The Court Meeting—Solicitation of Proxies”. Any written notice revoking a proxy or a later dated proxy card should be sent to the Company Secretary, Ek Chor China Motorcycle Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong Special Administrative Region, PRC, or hand-delivered to the Company Secretary at least one hour before the commencement of the Court Meeting. See “The Court Meeting—Vote Required; Revocability of Proxies”.

Required Vote

Approval of the Proposal requires the affirmative vote of a simple majority of the holders of Scheme Shares who in aggregate hold at least three-fourths of the Scheme Shares represented and voted (either in person or by proxy). See “The Court Meeting—Vote Required”.

Solicitation of Proxies

The Company is soliciting proxies pursuant to this Proxy Statement. The Company will bear the cost of the solicitation of proxies from its shareholders and the cost of printing and mailing this Proxy Statement to them. In addition to the solicitation by mail, the Company’s directors, officers, agents and employees may solicit proxies from its shareholders in person or by telephone or facsimile or electronically. See “The Court Meeting—Solicitation of Proxies”.

The Special General Meeting

Matters to be Considered at the Special General Meeting.

The Special General Meeting is scheduled to be held at             [a.m.]/[p.m.] local time on June             , 2003 at             , Hong Kong Special Administrative Region, PRC. At the Special General Meeting, shareholders of the Company will consider and, if thought fit, approve resolutions for implementing the Scheme.

Record Date, Quorum and Voting.

The record date for entitlement to attend and vote at the Special General Meeting is the close of business on             , 2003 (the “Record Date”). Each holder of Shares on the Record Date is entitled to one vote per Share held. Pursuant to the Company’s Bye-Laws, no business shall be transacted at the Special General Meeting unless there is a quorum comprising at least two shareholders entitled to vote and present in person.

If a quorum is not present at the Special General Meeting, the meeting will be adjourned to the next business day at the same time and place, or to such other time and place as the Board of Directors shall direct. At any such adjourned meeting, the presence either in person or by properly executed proxy of not less than one-third of the total number of outstanding Shares entitled to vote at the Special General Meeting is required to constitute a quorum so that any business may be transacted that might have been transacted at the meeting as originally held, and proxies will be voted there as directed.

Proxies and Revocability of Proxies.

You may mail your signed proxy card in the enclosed envelope, or submit your proxy with voting instructions via facsimile at (852)              in accordance with the instructions on the accompanying proxy card, so as to be received before          a.m., Hong Kong time, on             , 2003 (approximately 48 hours before the time appointed for the Special General Meeting). Shares represented by properly executed proxies received in time for the Special General Meeting will be voted at the Special General Meeting in the manner specified in the proxy. Failure to check either box marked “For” or “Against” will entitle your proxy to cast your vote at his/her discretion. A shareholder may revoke a proxy at any time prior to its exercise by:

•	delivering to the Secretary of the Company a written notice of revocation stating that you are revoking your previously delivered proxy;

•	delivering to the Secretary of the Company a duly executed proxy bearing a later date or time than the proxy to be revoked; or

•	attending the Special General Meeting and voting in person. However, your attendance by itself will not automatically revoke your proxy.

Unless you revoke your proxy, it will be voted in accordance with the instructions on your proxy card. See “The Special General Meeting—Solicitation of Proxies”. Any written notice revoking a proxy or a later dated proxy card should be sent to the Company Secretary, Ek Chor China Motorcycle Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong Special Administrative Region, PRC, or hand delivered to the Company Secretary at least one hour before the commencement of the Court Meeting. See “The Special General Meeting—Vote Required; Revocability of Proxies”.

U.S. Federal Income Tax Consequences

The receipt of cash for shares of the Company’s common stock in the transaction will be taxable for U.S. federal income tax purposes and may also be taxable under applicable state, local, foreign or other tax laws. Generally, holders of Scheme Shares will recognize gain or loss for these purposes equal to the difference between US$3.75 per share and their tax basis for the shares of common stock that were owned immediately before completion of the

Scheme. For U.S. federal income tax purposes, this gain or loss generally would be a capital gain or loss if the Scheme Shares are held as a capital asset. See “Special Factors—Material Federal Income Tax Consequences”.

TAX MATTERS ARE VERY COMPLEX, AND THE TAX CONSEQUENCES OF THE SCHEME TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE SCHEME TO YOU.

Accounting Treatment

Upon cancellation of the Company’s capital stock purchased, the Company’s capital stock will be reduced by US$557,400, the par value of the Shares cancelled and additional paid-in capital will be reduced by US$20,345,100, the excess of the purchase price over the par value of the Shares.

No Dissenters’ Rights

Shareholders do not have express appraisal rights in connection with the Scheme under the Bermuda Companies Act. However, the Bermuda Court in considering whether to sanction a scheme of arrangement may decline to sanction a scheme unless it is satisfied not only that the required court meeting was properly constituted and that the proposals were approved by the requisite majority but also that the result of the meeting fairly reflected the view of the parties concerned. See “Special Factors—No Dissenters’ Rights”.

NYSE Listing

The Company intends to have the Shares delisted from the NYSE following completion of the Scheme. As a result, public trading of the Shares will cease. See “Special Factors—NYSE Listing”.

Interests of Certain Persons in the Securities of the Company

Certain persons, primarily directors and executive officers of the Company and CPP, hold Shares. These persons have agreed to abstain from voting their shares in the Court Meeting. See “Interests of Certain Persons in the Securities of the Company”.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,
	2001	2002
	(in thousands of U.S. dollars except share and per share data)
Income Statement Data:
Share of net income of the Ventures and associated companies	$6,533	$8,924
Interest income	679	326
Other income, net of other expenses	153	108
Minority interests	114	160
Net income (a)	4,630	6,397
Basic and diluted earnings per share (b)	0.26	0.37
Cash dividends declared per share	0.25	—
Weighted average number of shares outstanding: basic (b)	17,526,000	17,526,000
Weighted average number of shares outstanding: diluted (b)	N/A	N/A

	As of December 31,
	2001	2002
	(in thousands of U.S. dollars except share and per share data)
Balance Sheet Data:
Total assets	$96,547	$103,904
Investments in the Ventures	50,676	51,769
Current assets	15,540	36,841
Current liabilities	368	1,488
Amount due to a related party	627	468
Shareholders’ equity	95,551	101,948
Net book value per share	5.45	5.82
Cash Flow Statement Data:
Net cash flows provided by/(used in) operating activities	(2,642)	11,833
Net cash flows provided by investing activities	1,917	9,548
Net cash flows used in financing activities	(4,392)	—

(a)	The Company and its subsidiaries are not subject to tax on income or capital gain. The Company’s investments in the Ventures are subject to tax holidays as described in Note 6 of the Notes to the Consolidated Financial Statements of the Company.

(b)	The calculation of earnings per share is based on the weighted average number of shares of common stock outstanding during the applicable period. As there were no dilutive potential common shares in 2001 and 2002, the amounts of diluted earnings per share are the same as that of basic earnings per share for both of these years. The weighted average number of shares of common stock outstanding for the years ended December 31, 2001 and 2002 was 17,526,000.

The following table presents ratio of earnings to fixed charges for the Company for each of the years ended December 31, 2001 and 2002.

	Year Ended December 31,
	2001	2002
Earnings to fixed charges	(8)	70

THE SCHEME OF ARRANGEMENT

Introduction

The Company proposes to effect an arrangement with the holders of Scheme Shares which will result in the Company becoming a wholly-owned subsidiary of CPP. The Scheme Shares are the issued and outstanding Shares in the capital of the Company other than those Shares owned by CPP.

The arrangement is intended to be implemented by way of a scheme of arrangement under Section 99 of the Bermuda Companies Act. It is proposed that under the Scheme, all the Scheme Shares shall be cancelled with the result that the Company becomes a wholly-owned subsidiary of CPP.

The Scheme of Arrangement

The Scheme comprises the following principal steps:

(a)	the issued share capital of the Company will be reduced by cancelling and extinguishing all the Scheme Shares;

(b)	subject to and immediately upon such reduction of issued share capital taking effect, the authorized share capital of the Company of US$2,500,000 divided into 25,000,000 shares of US$0.10 each will be reduced by the amount and number of Shares represented by the Scheme Shares cancelled;

(c)	the additional paid-in capital of the Company as it shall stand at the close of business (Bermuda time) on the date (Bermuda time) upon the Scheme becoming effective will be reduced by US$20,345,100; and

(d)	in consideration of the cancellation and extinguishment of the Scheme Shares, the payment or procurement of payment by the Company of US$3.75 per Share to the holders of the Scheme Shares (as appearing in the Register at the Entitlement Date) for each Share held.

The Scheme will not be completed until all conditions to the Scheme are satisfied or waived. [It is anticipated that all such conditions will have been satisfied or, if permissible, waived by [the time of the Court hearing convened in Bermuda to sanction the Scheme] which is presently scheduled for June         , 2003, which is              days after the date of the scheduled Court Meeting.] This date is subject to change. Unless this Scheme shall become effective on or before             , 2003 or such later date as the Court on the application of the Company may allow, this Scheme shall lapse. For a discussion of the key regulatory approvals necessary for the Scheme, please see “Conditions of the Scheme” below.

Purposes of the Scheme

The Company has identified several purposes for the Scheme, which are:

•	To provide holders of Scheme Shares with the opportunity to realize the value of their investment in the Company in cash at a premium to the market price for the Shares prior to the announcement of the Proposal;

•	To eliminate, for the holders of Scheme Shares, the risks associated with the Company’s operations, including the risks arising from political and legal uncertainties of the PRC, the risks associated with the motorcycle and automotive industry, the risks associated with execution of the Ventures’ business plans, and the risks caused by the Company’s limited ability to control significant aspects of the Ventures’ businesses and operations;

•	To reduce the expenses of the Company’s operations through eliminating the costs of reporting and compliance that are required for public companies; and

•	To eliminate potential conflicts of interest between CPP and the holders of Scheme Shares.

Conditions of the Scheme

The Scheme will become effective and binding on all holders of Scheme Shares if the following conditions are satisfied or, if permissible, waived:

•	Affirmative vote of a simple majority of the holders of Scheme Shares who in aggregate hold at least three-fourths of the Scheme Shares represented and voted (either in person or by proxy) at the Court Meeting;

•	Sanction (with or without modification) of the Scheme by the Bermuda Court;

•	Delivery of a copy of the Order of the Bermuda Court sanctioning the Scheme to the Registrar of Companies in Bermuda for registration, and the due registration by the Registrar of such Order;

•	Passage of the necessary resolutions to approve and implement the Scheme as set out in the notice of the special general meeting contained in this Proxy Statement, including the reduction of both the authorized and issued share capital and the additional paid-in capital of the Company as referred to therein by a simple majority of the Shareholders represented and voted (either in person or by proxy) at the Special General Meeting; and

•	Compliance with the procedural requirements under Section 46 of the Bermuda Companies Act for the proposed reduction of both the authorized and issued share capital and the additional paid-in capital of the Company to give effect to the Scheme.

The Effect of the Scheme of Arrangement

Upon completion of the Scheme, CPP will own 100% of the issued share capital of the Company. If the Scheme is completed, current shareholders other than CPP will cease to have ownership interests in the Company and rights as the Company’s shareholders, and, as a result, current shareholders other than CPP will not participate in any future earnings, losses, growth or decline of the Company. Moreover, the Company intends to have the Shares delisted from the NYSE following completion of the Scheme. As a result, public trading of the Shares will cease.

The receipt of cash for shares of the Company’s common stock in the transaction will be taxable for U.S. federal income tax purposes and may also be taxable under applicable state, local, foreign or other tax laws. Generally, holders of Scheme Shares will recognize gain or loss for these purposes equal to the difference between US$3.75 per share and their tax basis for the shares of common stock that were owned immediately before completion of the Scheme. For U.S. federal income tax purposes, this gain or loss generally would be a capital gain or loss if the Scheme Shares are held as a capital asset. See “Special Factors—Material Federal Income Tax Consequences”.

The Company’s net income was US$6,397,000 for year ended December 31, 2002 and the shareholders’ equity was US$101,948,000 as of December 31, 2002. As of December 31, 2002 and May 12, 2003, CPP was the holder of approximately 68.2% of the issued and outstanding share capital of the Company. Pursuant to the Proposal, holders of the approximately 31.8% of the issued and outstanding share capital, totaling 5,574,000 shares, of the Company not currently owned by CPP will receive US$3.75 in cash for each share of common stock, par value US$0.10 per share, of the Company held. Excluding the estimated aggregate expenses of US$1,733,700 in connection with the Proposal, a total amount of US$20,902,500 will be paid to these shareholders from the working capital of the Company. If the transaction is consummated, CPP’s interest in the Company’s net income and in the Company’s shareholders’ equity will equal to 100%. The shareholders’ equity of the Company, before deduction of the aggregate expenses, and after the transaction will be US$81,045,500. After the transaction, CPP and its affiliates and investors will be entitled to all benefits resulting from such interest, including all income generated by the Company’s operations and any future increase in the Company’s value. Similarly, CPP and its affiliates and investors will also bear all the risks of losses generated by the Company’s operations and any future decrease in the value of the Company after the transaction.

Material Interests of the Directors of the Company

The material interests of the Directors of the Company as directors and shareholders of the Company and the effect of the Scheme on such persons is set out in the following table showing the number of Shares held by each of the members of the Board of Directors of the Company:

Thanakorn Seriburi	100,000
Robert Ping-Hsien Ho	0
Edward Chih-Li Chen	20,000
Prasertsak Ongwattanakul	0

Each of Thanakorn Seriburi, Robert Ping-Hsien Ho, Edward Chih-Li Chen and Prasertsak Ongwattanakul is an executive officer of the Company. Each is also an executive officer of the Charoen Pokphand Group, an affiliate of CPP. Edward Chih-Li Chen is an employee of CPP but holds no management position with CPP. Thanakorn Seriburi is also a director of CPP. See “Schedule of Directors and Executive Officers of the Company” included in Appendix C attached hereto.

The Governing Law on Jurisdiction

The Scheme will be governed by and construed in accordance with the laws of Bermuda, and upon the adoption of the Scheme at the Court Meeting the Company and the holders of the Scheme Shares shall irrevocably submit to the exclusive jurisdiction of the Court.

Effective Date of the Scheme

If the Scheme is duly approved at the Court Meeting and the resolutions for implementing the Scheme are duly approved at the Special General Meeting, the effective date of the Scheme will be the date upon which a copy of the Order of the Court sanctioning the Scheme under Section 99 of the Bermuda Companies Act is duly registered by the Registrar.

THE COURT MEETING

Matters to be Considered at the Court Meeting

The Court Meeting is scheduled to be held at             [a.m.]/[p.m.] local time on             , 2003 at             , Hong Kong Special Administrative Region, PRC. At the Court Meeting, shareholders will consider and vote on the following resolution:

THAT the Scheme of Arrangement dated     , 2003, a print of which has been included in the Proxy Statement, and which has also been submitted to this Court Meeting and for the purpose of identification signed by the Chairman of this Court Meeting be and is hereby approved subject only to any modification thereof or addition thereto or conditions approved or imposed by the Bermuda Court.

SHAREHOLDERS ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN PROMPTLY

THE ACCOMPANYING PROXY CARD FOR THE COURT MEETING

IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

Record Date

The Board of Directors has fixed the close of business on         , 2003 as the record date for the determination of which shareholders are entitled to vote at the Court Meeting. You may attend and vote at the Court Meeting only if you own Scheme Shares on the Record Date and will be entitled to one vote for each such Scheme Share you owned on such date.

Quorum

Pursuant to the Company’s Bye-Laws, no business shall be transacted at the Court Meeting unless there is a quorum comprising at least two shareholders entitled to vote and present in person.

Vote Required

Approval of the Scheme requires the affirmative vote of a simple majority of the holders of Scheme Shares who in aggregate hold at least three-fourths of the Scheme Shares represented and voted (either in person or by proxy). Abstentions will not be counted as having been voted on any proposal.

Revocability of Proxies

Whether or not you are able to attend the Court Meeting, you are urged to complete and return the enclosed proxy, which is solicited by the Board of Directors and which will be voted as you direct on your proxy when properly executed. Failure to check either box marked “For the Scheme” or “Against the Scheme” will entitle your proxy to cast your vote at his or her discretion. You may revoke or change your proxy prior to the Court Meeting. To do this, send a written notice of revocation or another signed proxy with a later date to: The Company Secretary, Ek Chor China Motorcycle Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong Special Administrative Region, PRC, or hand-delivered to the Company Secretary at least an hour before the commencement of the Court Meeting. All Shares represented by a valid proxy received at least 48 hours before the Court Meeting and not subsequently revoked will be voted in accordance with the proxy.

Solicitation of Proxies

The Company will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of this Proxy Statement and any additional soliciting material furnished to the shareholders. The Company has retained MacKenzie Partners, Inc. to act as information agent for this transaction and to assist in the solicitation of proxies. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodian holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to the beneficial owners, and the Company will reimburse such persons for their costs of forwarding the solicitation material to the beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone, telegram or other means by directors, officers, employees or agents of the Company. No additional compensation will be paid to these persons, other than MacKenzie Partners, Inc. for these services.

THE SPECIAL GENERAL MEETING

If the Scheme is approved by the affirmative vote of a simple majority of the holders of Scheme Shares who in aggregate hold at least three-fourths of the Scheme Shares represented and voted (either in person or by proxy) at the Court Meeting, a special general meeting will be held to consider, and if thought fit, pass a resolution necessary to approve and implement the Scheme, and approve certain mechanisms to give effect to the Scheme. The resolution is:

THAT

(a)	the Scheme of Arrangement dated , 2003 (the “Scheme”) between the Company and the holders of the Scheme Shares (as defined in the Scheme) in the form of the print thereof which has been produced to this Special General Meeting and for the purposes of identification signed by the Chairman of the Special General Meeting, subject to any modification or addition or condition as may be approved or imposed by the Bermuda Court, be approved;

(b)	for the purpose of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(i)	the issued share capital of the Company be reduced by the cancellation and extinguishment of all the Scheme Shares;

(ii)	subject to and forthwith upon such reduction of issued share capital taking effect, the authorized share capital of the Company of US$2,500,000 divided into 25,000,000 shares of US$0.10 each be reduced by the amount and number of shares represented by the Scheme Shares (as defined in the Scheme) cancelled;

(iii)	the additional paid-in capital of the Company as it shall stand at the close of business (Bermuda time) on the Effective Date (as defined in the Scheme) shall be reduced by US$20,345,100;

(iv)	the Company shall apply the credit arising in its books of account as a result of the reduction referred to above to a reserve account in the books of account of the Company; and

(c)	the directors of the Company be authorized to do all other acts and things necessary or desirable in connection with the implementation of the Scheme and including the giving of consent to any modification of, or addition to, the Scheme, which the Bermuda Court may see fit to impose.

Shareholders may also transact such other business as may properly come before the Special General Meeting or any postponements or adjournments thereof.

SHAREHOLDERS ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN PROMPTLY

THE ACCOMPANYING PROXY CARD FOR THE SPECIAL GENERAL MEETING

IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

Record Date

The Board of Directors has fixed the close of business on         , 2003 as the record date for the determination of which shareholders are entitled to attend and vote at the Special General Meeting. You may vote at the meeting only if you owned Shares on the Record Date and are entitled to one vote for each Share you owned on such date.

Quorum

Pursuant to the Company’s Bye-Laws, no business shall be transacted at the Special General Meeting unless there is a quorum comprising at least two shareholders entitled to vote and present in person.

Vote Required

Approval of the resolutions presented to the Special General Meeting requires a simple majority of the votes attaching to the Shares represented and voted (either in person or by proxy). Abstentions will not be counted as having been voted on any proposal.

Revocability of Proxies

Whether or not you are able to attend the Special General Meeting, you are urged to complete and return the enclosed proxy, which is solicited by the Board of Directors and which will be voted as you direct on your proxy when properly executed. Failure to check either box marked “For” or “Against” will entitle your proxy to cast your vote at his or her discretion. You may revoke or change your proxy prior to the Special General Meeting. To do this, send a written notice of revocation or another signed proxy with a later date to: The Company Secretary, Ek Chor China Motorcycle Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong Special Administrative Region, PRC, or hand-delivered to the Company Secretary at least one hour before the commencement of the Court Meeting. All shares represented by a valid proxy received at least 48 hours before the Special General Meeting and not subsequently revoked will be voted in accordance with the proxy.

Solicitation of Proxies

The Company will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of this Proxy Statement and any additional soliciting material furnished to the shareholders. The Company has retained MacKenzie Partners, Inc. to act as information agent for this transaction and to assist in the solicitation of proxies. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to the beneficial owners, and the Company will reimburse such persons for their costs of forwarding the solicitation material to the beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone, telegram or other means by directors, officers, employees or agents of the Company. No additional compensation will be paid to these persons, other than MacKenzie Partners, Inc., for these services.

THE COMPANIES

The Company

The name of the subject company is Ek Chor China Motorcycle Co. Ltd. The address of the Company’s principal executive office is 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong Special Administrative Region, PRC. The telephone number of the Company’s principal executive office is (852) 2520-1601.

The Company owns interests in and actively manages Sino-foreign equity joint venture enterprises in the PRC. The Ventures are engaged in the design, manufacture and sale of motorcycles and motorcycle parts and components, automotive air conditioner compressors and carburetors, and certain other automotive parts and components and the dealership of earth moving machines and power generation equipment.

The directors and executive officers of the Company and their respective positions are identified below:

Name	Positions
Thanakorn Seriburi	Chairman, Chief Executive Officer and Director
Robert Ping-Hsien Ho	Executive Vice Chairman and Director
Edward Chih-Li Chen	Chief Financial and Accounting Officer and Director
Prasertsak Ongwattanakul	Chief Operating Officer and Director

The Company does not have any independent directors, and all of the Company’s directors are appointed by CPP. The address of each of the directors and executive officers of the Company is c/o Ek Chor China Motorcycle Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong Special Administrative Region, PRC. For additional information about the directors and executive officers of the Company please see Appendix C.

C.P. Pokphand Co. Ltd.

CPP, an exempted company incorporated with limited liability under the laws of Bermuda, is the holder as of May 12, 2003 of approximately 68.2% of the issued and outstanding share capital of the Company. The business address of CPP is 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong Special Administrative Region, PRC. Its telephone number is (852) 2520-1602.

CPP is engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories for automotives and property and investment holding.

As the holder of approximately 68.2% of the issued and outstanding share capital of the Company, CPP controls the Company and is able to:

•	nominate the Company’s entire board of directors and, in turn, indirectly influence the selection of the Company’s senior management;

•	determine the timing and amount of the Company’s dividend payments;

•	otherwise control or influence actions that require the approval of the Company’s shareholders; and

•	effect certain corporate transactions without the concurrence of the Company’s minority shareholders.

The directors and executive officers of CPP and their respective positions are identified below:

Name	Position
Jaran Chiaravanont Montri Jiaravanont Dhanin Chearavanont	Honorary Chairman and Director Honorary Chairman and Director Chairman, Chief Executive Officer and Director
Sumet Jiaravanon	Executive Chairman and Director
Prasert Poongkumarn	Director
Min Tieanworn	Director
Thirayut Phitya-Isarakul	Director and President
Thanakorn Seriburi	Director
Veeravat Kanchanadul	Director and Treasurer
Budiman Elkana	Independent Non-Executive Director
Cheung Koon Yuet, Peter	Independent Non-Executive Director

The address of each of the directors and executive officers of CPP is c/o C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong Special Administrative Region, PRC. For additional information about the directors and executive officers of CPP please see Appendix C.

The following parties have controlling interests in CPP:

Name of shareholder	Percentage held	No. of shares	Notes
Charoen Pokphand Overseas Investment Company Limited	9.24	199,507,249	1
Charoen Pokphand (Hong Kong) Company Limited	9.24	199,507,249	1
Chia Tai International Investment Company Limited	11.49	247,963,640	2
Charoen Pokphand (China) Company Limited	11.49	247,963,640	2
Charoen Pokphand Holding Company Limited	20.73	447,470,889	3
Perfect Investment Limited	20.73	447,470,889	4
Pakeman Co. Inc.	26.52	572,482,210	5
CPI Holding Co., Ltd.	2.16	46,709,735	6
CP Intertrade Co., Ltd	2.16	46,709,735	6
Dhanin Chearavanont	49.42	1,066,662,834	7
Sumet Jiaravanon	49.42	1,066,662,834	7

Notes :

1.	Charoen Pokphand Overseas Investment Company Limited directly owns 199,507,249 shares. Charoen Pokphand (Hong Kong) Company Limited has also declared an interest in these same 199,507,249 shares by virtue of its shareholding in Charoen Pokphand Overseas Investment Company Limited.

2.	Chia Tai International Investment Company Limited directly owns 247,963,640 shares. Charoen Pokphand (China) Company Limited has also declared an interest in these same 247,963,640 shares by virtue of its shareholding in Chia Tai International Investment Company Limited.

3.	Charoen Pokphand Holding Company Limited has also declared an interest in the same 199,507,249 shares referred to in Note 1 above and the same 247,963,640 shares referred to in Note 2 above by virtue of its shareholding in Charoen Pokphand (Hong Kong) Company Limited and Charoen Pokphand (China) Company Limited.

4.	Perfect Investment Limited has declared an interest in the same 447,470,889 shares in which Charoen Pokphand Holding Company Limited has declared an interest, by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

5.	Pakeman Co. Inc. beneficially own a total of 572,482,210 shares.

6.	CPI Holding Co., Ltd. directly owns 46,709,735 shares. CP Intertrade Co., Ltd has also declared an interest in the same 46,709,735 shares by virtue of its shareholding in CP Holding’s Ltd.

7.

Each of Dhanin Chearavanont and Sumet Jiaravanon has declared an interest in an aggregate of 1,066,662,834 shares, comprising the 447,470,889 shares in which Perfect Investment Limited has declared an interest (see Note 4 above), the 572,482,210 shares in which

Pakeman Co. Inc. has declared an interest (see Note 5 above) and the 46,709,735 shares in which CP Intertrade Co., Ltd. has declared an interest (see Note 6 above) by virtue of their respective beneficial shareholding interests in these three companies.

SPECIAL FACTORS

Past Contacts, Transactions, Negotiations and Agreements

In the past two years, the Company and CPP have considered a variety of options for optimizing returns on their respective investments and enhancing value for their respective shareholders. To achieve these objectives, each of the Company and CPP has been aiming to (i) reduce its level of expenditures, (ii) increase its level of free cash flow, (iii) divest itself of business interests which were not closely integrated with its core business, and (iv) simplify corporate structure and management decision making processes. Following the PRC’s accession to the World Trade Organization in 2001, the PRC’s import restrictions on automotive components, automobiles and motorcycles have diminished and tariffs have been, and are expected to continue to be, lowered gradually. Although these developments could benefit the Company by reducing the cost of imported parts and components used in its businesses, lower tariffs and reduced import restrictions could also lead to increased competition in sales of products such as motorcycles, air conditioner compressors and carburetors, increased downward pressure on profit margin and, therefore, could have an adverse effect on the financial performance of certain businesses of the Company. In particular, the dominant automotive companies may place greater pressure on the prices that may be charged by suppliers like the Ventures. Operating in this challenging environment has underscored the need to reduce the level of expenditures, consider divestitures of business interests which are not closely integrated with the Company’s core business, and simplify corporate structure. Options considered by the Company and CPP have included disposal by the Company of portions of its interests in certain joint ventures, disposal by CPP of its interests in the Company and the acquisition by the Company of additional interests in an existing Venture. Accordingly, in the past two years, each of the Company and CPP has explored transactional opportunities through discussion with various parties.

In June 2001, the Japanese participant in Zhanjiang Deni Carburetor Co. Ltd., or Deni Carburetor, a joint venture in which the Company owned a 28% interest, approached the Company to discuss a potential increase of the Japanese participant’s interest in Deni Carburetor from 20% to 51% by acquiring shares of Deni Carburetors from the other three participants in Deni Carburetor. A meeting of Deni Carburetor’s board of directors, which comprised representatives of each of the four participants in the joint venture, was held on March 19, 2002 to discuss the proposed acquisition in light of a valuation analysis prepared by the PRC affiliate of a major international accounting firm. The three parties other than the Japanese participant agreed in principle to consider a pro-rata sale of their shares to the Japanese participant, and a working committee was set up to discuss the proposed sale in greater detail. The Japanese participant subsequently proposed a price for the acquisition which was approximately 30% below the net asset value of the joint venture and which was a price that, for regulatory reasons, could not be accepted by the two Chinese participants in the joint venture. The three participants in the joint venture other than the Japanese participant, including the Company, therefore, rejected the price offered. Since then, no further discussions have occurred.

In July 2001, an investment fund registered in Hong Kong approached CPP with a view to begin discussions on the possible sale of CPP’s interests in the Company. On July 31, 2001, the parties entered into a confidentiality agreement. Preliminary discussions followed but were terminated prior to due diligence being conducted. No proposal for a sale consideration was made by either CPP or the investment fund.

In December 2001, a Japanese company engaged in the manufacturing of automotive parts approached the Company and expressed desire to purchase the Company’s interest in Shanghai Ek Chor General Machinery Co., Ltd., or Shanghai Machinery, a joint venture in which the Company owned a 50% interest. The parties conducted preliminary discussions, but the Japanese company made no specific offer and no agreement was reached on price or any other material term for an acquisition. Although the Japanese company indicated an intention to conduct further discussions after an initial meeting, no such discussions ever took place.

In April 2002, following the introduction by an international commercial bank in Hong Kong, CPP held meetings with the corporate finance advisory division of a major international accounting firm with a view to appointing the firm as CPP’s agent in the disposal of all of its interests in the Company. A mandate letter was proposed by the firm, but no agreement was reached on the mandate letter. No offer for the purchase of CPP’s interests in the

Company was solicited or received by the firm, and no proposal for the sale consideration was made by CPP or any other party.

Also in April 2002, the Chinese participant in Shanghai Machinery approached the Company to discuss a potential sale by the Company of its interests in the joint venture. The parties held a meeting in July 2002 to discuss the matter. The prospective purchaser made an offer of US$24 million for the Company’s interests in Shanghai Machinery, and the Company responded with a counter-offer of US$40 million. Further discussions were conducted, but no agreement was reached on price or any other material term of the proposed acquisition.

In June 2002, an international company approached CPP and expressed a desire in acquiring all of CPP’s interests in the Company. The international company proposed to acquire all of CPP’s interests in the Company for a consideration of approximately US$51million, or approximately 78% of the net tangible asset value of the Company as stated in its audited financial statements for the year ended December 31, 2001. CPP rejected the proposal because the principal of the potential purchaser was reported as being involved in certain litigation with third parties, the outcome of which could have a significant adverse result on their business. As a result, CPP had concerns over the ability of the potential purchaser to effect payment of any consideration for the acquisition to CPP and conclude the acquisition. The discussions ceased in the third quarter of 2002, without the parties reaching agreement on the consideration or any other material term of the proposed acquisition.

The Company’s wholly-owned subsidiary, Ek Chor Investment Company Limited, entered into a sale and purchase agreement on July 22, 2002 relating to the sale of its entire 43% interest in Hong Kong Ek Chor Nissei Company Limited, or HENS, to Nippon Seiki Co., Ltd., which prior to the sale owned a 43% interest in HENS, for a consideration of US$5,363,820. The sale was completed in September 2002.

In July 2002, representatives from a PRC-based manufacturing company approached CPP concerning the sale of CPP’s interest in the Company. The potential buyer proposed to acquire all of CPP’s interest in the Company for a consideration of approximately $59 million, or approximately 90% of the net tangible asset value of the Company as stated in its audited financial statements for the year ended December 31, 2001. Discussions continued until October 2002. No agreement was reached concerning the consideration or any other material term of the proposed acquisition. CPP rejected the proposal due to CPP’s concerns over the potential purchaser’s ability to finance the contemplated transaction after the potential purchaser requested extended payment terms lasting over two years.

In November 2002, the Company approached the Chinese participant in the Luoyang Northern Ek Chor Motorcycle Company Limited, a joint venture in which the Company owned a 55% interest, and expressed a desire to increase its interests in the joint venture. While the parties conducted preliminary discussions on the matter, no agreement was reached on the percentage to be acquired, price or any other material term.

On January 16, 2003, the Company met with Bear Stearns to discuss a possible going-private transaction, the timing of a transaction of that kind and the scope of the financial advisor’s role. The Company’s management decided to pursue a going private transaction in early 2003 as the effect of the more challenging environment that the Company faced as a result of China’s accession to the World Trade Organization has underscored the need to reduce the level of expenditures and simplify corporate structure. The Company’s management believed that as a private company, the Company would have greater flexibility in its operations, and would minimize the impact of the legal, structural and tax issues and accounting concerns associated with a public company. Of particular relevance was the increased costs and complexity associated with a publicly listed company in the United States, and the low trading volume of the Shares, which has a daily average of 11,326 Shares, or 0.06% of the weighted average number of Shares outstanding, in the three years period before April 15, 2003, the lack of coverage by third party analysts and the relatively small market capitalization of the Company, which was approximately US$28 million as of December 31, 2002. The Company has not pursued other alternatives to a going private transaction as a means to remedy the low trading volume, lack of analysts’ coverage or small capitalization.

Since February 2003, the Company has actively considered different options for structuring a going-private transaction and began work in connection with the detailed mechanism and implementation of the Proposal near the end of February 2003. Among the structures that the Company has considered for a going-private transaction included a scheme of arrangement under Section 99 of the Bermuda Companies Act and an amalgamation under Sections 104 to 109 of the Bermuda Companies Act. The implementation of a scheme of arrangement requires, among other conditions, the approval of a majority in number of the relevant class of shareholders that represent at least three-fourths of the shares present and voting at a meeting of shareholders convened by the Bermuda Court.

The Company has been advised by its Bermuda counsel that, as a matter of Bermuda law, a controlling shareholder, such as CPP, may constitute a “separate class” for the purposes of a scheme of arrangement, and accordingly may not be able to participate in a court meeting, unlike the holders of scheme shares. In contrast, in connection with an amalgamation, approval of which requires only a simple majority, a controlling shareholder, such as CPP, would be entitled to vote. In the context of an amalgamation, a shareholder who is not satisfied that he has been offered fair value for his shares may apply to the Bermuda Court for an appraisal of his shares. While both a scheme of arrangement and an amalgamation, if completed, would have the effect of making the Company a private company, the Company has decided to pursue a scheme of arrangement, with the added condition that only the holders of Scheme Shares may vote, in order to allow minority shareholders alone to express their views on the proposed transaction.

On February 24, 2003, the Company engaged Bear Stearns to advise the Board of Directors regarding a possible going-private transaction. To assist the Board of Directors in evaluating a going-private transaction of the Company, Bear Stearns was asked to prepare a presentation describing factors the Board of Directors might find useful in its deliberations.

On or about February 26, 2003, Bear Stearns commenced its business and financial due diligence investigation on the business of the Company and of the material Ventures, and met with representatives of the Company and the material Ventures in Shanghai, PRC, between February 26 and February 28, 2003. Bear Stearns’ due diligence continued through April of 2003.

On March 26 and 27, 2003, Bear Stearns met with the Company’s management and representatives of CPP in Hong Kong to perform follow-up due diligence and obtain clarification and confirmation on various business and financial matters and assumptions.

On March 27, 2003, Bear Stearns met with the Company, CPP and their legal advisors to discuss the timing of and responsibilities in a possible going-private transaction of the Company. The participants also discussed whether the Company should engage an information agent for a possible going-private transaction and prospective candidates for the position.

On April 10, 2003, the Company engaged MacKenzie Partners, Inc. as its information agent for a possible going-private transaction of the Company and to assist the Company in soliciting proxies from shareholders.

On April 11, 2003, Bear Stearns made a presentation to the Board of Directors, providing a business and financial analysis of certain factors, methodologies and other information that the Board of Directors might find useful in considering and evaluating a going-private transaction of the Company.

On April 16, 2003, at a meeting of the Board of Directors, the directors unanimously determined that the Proposal is in the best interest of the holders of Scheme Shares, voted to proceed with the Proposal by means of the Scheme, concluded that the Scheme is fair to, and in the best interest of, the holders of Scheme Shares, and recommended the approval and adoption of the Scheme by the holders of Scheme Shares.

Source and Amounts of Funds or Other Consideration

The Company will finance the Proposal and the transactions contemplated therein, including the consideration to be paid to the holders of Scheme Shares, using cash on hand. The financing described is not subject to any material conditions. The Company has not made arrangement for any alternative financing arrangements or plans.

The estimated total amount of funds to be used in this transaction as consideration to be paid to the holders of Scheme Shares is US$20,902,500. The estimated aggregate expenses of the Company in connection with the Proposal are as follows:

Accounting fees	US$	32,000
Filing fees	US$	1,691
Financial advisor fees and expenses	US$	1,250,000
Legal fees and expenses	US$	400,000
Printing, mailing and vote solicitation fees	US$	50,000
Total	US$	1,733,691

Fairness of the Transaction

Each of the Company and CPP believes that the transaction is fair to unaffiliated holders of the Scheme Shares. The Board of Directors of the Company has unanimously determined that the Scheme is fair to and in the best interests of the unaffiliated holders of the Scheme Shares. Accordingly, the Board of Directors has unanimously approved the Scheme and unanimously recommends that the holders of Scheme Shares vote to approve and adopt the Scheme and the transactions contemplated thereby.

In deciding to approve the Proposal, the Board of Directors of the Company considered the factors discussed below, including the business and financial presentation made by Bear Stearns to the Board of Directors on April 11, 2003. On the basis of these factors, the Board of Directors has unanimously concluded that the US$3.75 per share cash consideration to be received by the holders of Scheme Shares is fair to, and in the best interests of, the holders of Scheme Shares. In reaching its conclusion that the US$3.75 per share cash consideration to be received by the holders of Scheme Shares is fair to, and in the best interests of, the holders of Scheme Shares, CPP has also considered the factors discussed below and has adopted the determination by the Board of Directors the Company.

In addition, each of the Company and CPP believes that the procedural aspects of the proposed transaction is fair to unaffiliated holders of Scheme Shares. This is because (i) the completion of the Scheme requires the affirmative vote of a simple majority of the holders of Shares, other than CPP, who hold at least three-fourths of the Scheme Shares represented and voted (either in person or by proxy) at the Court Meeting, and (ii) it is a condition to the completion of the Scheme that, following approval by the holders of Scheme Shares at the Court Meeting, the Scheme be sanctioned by the Bermuda Court and the fact that the Bermuda Court may decline to sanction the Scheme unless it is satisfied that the result of the Court Meeting fairly reflects the views of the parties concerned.

In the course of making its fairness determination, neither the Company nor CPP undertook an analysis of fairness based on net book value because each of the Company and CPP believed that the historical cost basis of the Company’s assets is irrelevant to the fairness of this transaction from the perspective of alternatives that might be available to the Company or holders of the Scheme Shares. In addition, each of the Company and CPP similarly concluded that an analysis based on the Company’s liquidation value would be impracticable in light of the effective absence of a trading market for the Company’s ownership interests in its Chinese-foreign joint ventures.

In considering the recommendation of the Board of Directors, holders of Scheme Shares should be aware that the Company does not have any independent directors. All of the Company’s directors are executive officers of the Company and all are also executive officers of the Charoen Pokphand Group, an affiliate of CPP. In addition, one of the Company’s directors is also an employee of CPP although he holds no management position at CPP. See “Schedule of Directors and Executive Officers of the Company” included in Appendix C attached hereto. Accordingly, no independent committee of the Board of Directors was convened for the purpose of evaluating the fairness of the Scheme. Holders of Scheme Shares should also note that at the time Bear Stearns presented its report, no proposals relating to the terms of any transaction, or the consideration to be paid in respect of the Scheme Shares, had been made. As a result, with the consent of the Board of Directors, Bear Stearns did not address any aspect of the Scheme or any other transaction in its presentation. Bear Stearns assumed, with the Board of Directors’ consent, that any transaction that the Company might pursue will be completed by means of an arrangement by which every shareholder of the Company other than CPP will receive the same cash consideration in exchange for their shares of the Company’s common stock. The Bear Stearns presentation does not constitute a recommendation to any shareholder of the Company as to any matter relating to the Scheme. The Board of Directors also did not ask Bear Stearns to make any evaluation of or to deliver any opinion on, and Bear Stearns has not evaluated or opined on, the fairness or advisability of the Scheme or any other transaction.

Holders of Scheme Shares should also note that all of the executive officers, directors or affiliates of the Company who hold Scheme Shares intend to abstain from voting their own Scheme Shares at the Court Meeting. All of the (1) executive officers or directors of CPP, (2) persons controlling CPP or (3) executive officers or directors of any corporation or other persons ultimately in control of CPP also intend to abstain from voting their own Scheme Shares at the Court Meeting. The foregoing persons believe that abstaining from voting at the Court Meeting will enable the Scheme to be approved to the extent possible by shareholders in the Company who are not currently directors, controlling persons or other affiliates of CPP or the Company.

Factors Considered in Determining Fairness

In reaching their determination, each of the Board of Directors of the Company and CPP separately considered a number of factors, including the following:

•	the business and prospects of the Company and the risks inherent in achieving those prospects, and that completion of the Scheme will eliminate, for the holders of Scheme Shares, the risks associated with the Company’s operations, including the risks arising from political and legal uncertainties of the PRC, the risks associated with the motorcycle and automotive industry, the risks associated with execution of the Ventures’ business plans, and the risks caused by the Company’s limited ability to control significant aspects of the Ventures’ businesses and operations;

•	the condition to the completion of the Scheme that the Scheme receive the affirmative vote of a simple majority of the holders of Scheme Shares who in aggregate hold at least three-fourths of the Scheme Shares represented and voted (either in person or by proxy) at the Court Meeting convened by the Bermuda Court, and thereby presenting an opportunity for holders of Scheme Shares to express their views on and, if thought fit, approve the Scheme;

•	the condition to the completion of the Scheme that, following approval by the holders of Scheme Shares at the Court Meeting, the Scheme be sanctioned by the Bermuda Court and the fact that the Bermuda Court may decline to sanction the Scheme unless it is satisfied that the result of the Court Meeting fairly reflects the views of the parties concerned;

•	the fact that access to capital through public share markets is likely to be limited for the Company given the limited trading volume of the Shares, which has a daily average of 11,326 Shares, or 0.06% of the weighted average number of Shares outstanding, in the three-year period ended before April 15, 2003;

•	the fact that the Shares have experienced a relative lack of research coverage, published analyses or earnings estimates by third parties;

•	the fact that the Shares have lost nearly 93% of their value since the Shares were trading at their all-time high in December 1993 and that the Shares did not exceed US$3.88 per share since March 1998, and during the three-year period ended April 15, 2003, the closing price for the Shares has been within a very low band of US$0.90 to US$3.38;

•	the fact that consideration to be paid to holders of Scheme Shares represents a premium of US$0.70, or approximately 23%, over the closing price of the Shares on the NYSE on April 15, 2003, the last full trading day before the public announcement of the Proposal, thereby providing holders of Scheme Shares with the opportunity to realize the value of their investment in the Company in cash at a premium to the market price for the Shares prior to the announcement of the Proposal;

•	the fact that upon completion of the Scheme any potential conflicts of interest between CPP and minority shareholders will be eliminated; and

•	the report of Bear Stearns regarding certain factors, methodologies and other information that might be useful in considering and evaluating a going-private transaction of the Company.

These factors are not intended to be exhaustive but include the material factors considered by each of the Board of Directors of the Company or of CPP. The Board of Directors of the Company and CPP did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the approval and adoption of the Proposal is in the best interests of the Company.

Report of Financial Advisor

Overview

The Company engaged Bear Stearns to act as its financial advisor to advise the Board of Directors regarding a possible going-private transaction of the Company. On April 11, 2003, in connection with the Company’s evaluation of its options, Bear Stearns delivered to the Board of Directors a written presentation that provided a business and financial analysis of certain factors, methodologies and other information that the Board of Directors might find useful in considering and evaluating a transaction of this kind.

The presentation by Bear Stearns to the Board of Directors on April 11, 2003, also referred to as the Bear Stearns report, does not constitute, and should not be viewed as, a recommendation to any shareholder of the Company as to how to vote or act in connection with the Scheme or any other transaction. While the Bear Stearns report addressed information designed to be useful to the Board of Directors in considering a possible transaction, the report was not intended to identify all of the information that the Board of Directors should have taken into account or the analyses that the Board of Directors should have undertaken in considering the fairness of the Scheme or any other transaction. At the time the Bear Stearns report was presented, no proposal regarding the terms of any transaction, or the consideration to be paid in respect of the Scheme Shares, had been made. As a result, with the consent of the Board of Directors, the Bear Stearns report did not address any aspect of the Scheme or any other transaction. Bear Stearns assumed, with the Board of Directors’ consent, that any transaction that the Company might pursue will be completed by means of an arrangement by which every holder of Shares, other than CPP, will receive the same cash consideration in exchange for their Shares. The Bear Stearns report also did not address the Company’s underlying business decision to pursue the Scheme or any other transaction, the relative merits of the Scheme or any other transaction as compared to any alternative business strategies that might exist for the Company, and the effects of the Scheme or any other transaction. The Board of Directors did not ask Bear Stearns to make any evaluation of or deliver any opinion on, and

Bear Stearns has not evaluated or opined on, the fairness or advisability of the Scheme or any other transaction.

In the course of performing its review and analyses for preparing its report, Bear Stearns:

•	reviewed the Company’s Annual Reports to Shareholders and Annual Reports on Form 20-F for the years ended December 31, 2000 and 2001, its Current Report on Form 6-K, dated September 17, 2002, and a draft of its financial statements as of and for the year ended December 31, 2002, including a draft audit report for the same period;

•	reviewed the historical and projected financial and operating data of the Company and of its material Ventures (Shanghai-Ek Chor General Machinery Co., Ltd., Luoyang Northern Ek Chor Motorcycle Company Limited, Zhanjiang Deni Carburetor Co. Ltd. and ECI Metro Investment Co., Ltd., also collectively referred to as the material Ventures), including projections for each of the five years ended December 31, 2007 relating to the Company’s and each material Venture’s business and prospects that were provided to Bear Stearns by the Company’s and the Ventures’ management;

•	compared the Company’s historical monthly financial and operating data with that underlying the Company’s projections;

•	met with certain members of the Company’s, the material Ventures’ and CPP’s senior management to discuss the Company’s and the material Ventures’ businesses, operations, historical and projected financial results and future prospects;

•	reviewed the historical stock prices, trading multiples and trading volumes of the shares of the Company’s common stock;

•	reviewed the Company’s relative stock price performance versus various stock market indices;

•	reviewed publicly available financial data, stock market performance data and trading multiples of selected companies which Bear Stearns deemed relevant;

•	reviewed the terms of recent minority buy-in transactions involving selected companies and assets which Bear Stearns deemed relevant;

•	performed discounted dividend analyses and discounted cash flow analyses based on projections for the Company and the material Ventures furnished to Bear Stearns by the Company and the material Ventures; and

•	conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

Bear Stearns has not made any representation or warranty to the Company or any other person regarding the accuracy or completeness of any of the materials contained in the Bear Stearns report. Any valuations, estimates or projections contained in the Bear Stearns report were provided to Bear Stearns by the Company or by the material Ventures at the Company’s request, or prepared or derived from financial and other information supplied by the Company or by the material Ventures or derived from other public sources, and involve numerous and significant subjective determinations by the Company or the material Ventures that may or may not be correct. In the course of its review, Bear Stearns relied on and assumed, without independent verification, the accuracy and completeness of these financial and other information, including the estimates, valuations and projections provided by the Company and its material Ventures. Bear Stearns further relied on the assurances of the senior management of the Company and of the material Ventures that they were unaware of any facts that would make the information provided to Bear Stearns incomplete or misleading.

The Bear Stearns report is necessarily based on financial, economic, monetary, market and other conditions, and the information made available to it, as of April 11, 2003, the date of its report. Bear Stearns does not have any obligation to update or revise its report based on circumstances or events occurring after that date. For purposes of preparing its report, with the consent of the Board of Directors, Bear Stearns assumed that any transaction will be completed in a timely manner without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, which collectively would have an adverse effect on the Company or the contemplated benefits of the transaction to the Company and its shareholders. Furthermore, the Bear Stearns report did not consider the potential effects of the tax laws of any jurisdiction.

In conducting its analysis and preparing the Bear Stearns report, Bear Stearns did not make any independent evaluation or appraisal of the Company’s assets or liabilities, contingent or otherwise, nor was Bear Stearns furnished with any evaluation or appraisal. The Board of Directors also did not ask Bear Stearns to, and Bear Stearns did not, participate in the negotiations or structuring of any transaction to be considered by the Company. The Board of Directors has not asked Bear Stearns to solicit bids or offers for the Company from other parties.

In preparing the Bear Stearns report, Bear Stearns performed a variety of financial and comparative analyses, including those described below. The summary of these analyses does not purport to be a complete description of the analyses discussed in the Bear Stearns report. Each of the methodologies presented in the Bear Stearns report is subject to unique advantages and disadvantages. None of the methodologies presented in the Bear Stearns report should be considered as being more meaningful than others without considering all alternative methodologies along with the advantages, disadvantages and assumptions impacting these methodologies. Accordingly, Bear Stearns believes that its analyses and summaries described below must be considered as a whole and that selecting or focusing on portions of its analyses, factors and methodologies or of the summary described above, without considering all analyses, factors and methodologies or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses.

The Bear Stearns report and the financial analyses performed by Bear Stearns were only one of many factors considered by the Board of Directors in its evaluation of the Scheme and the Proposal, and should not be viewed as determinative of the views of the Board of Directors or the Company’s management with respect to the Scheme or the Proposal or the fairness, from a financial point of view, of the cash consideration to be received by the holders of the scheme of shares.

The full text of the Bear Stearns report will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Scheme Shares or his or her representative who has been so designated in writing. A copy of the Bear Stearns report will be transmitted by the Company to any interested holder of the Scheme Shares, or his or her representative who has been so designated in writing, upon written request and at the expense of the requesting holder.

Summary of Analysis

The following is a summary of the material analyses presented by Bear Stearns to the Board of Directors on April 11, 2003.

Historical Stock Price Analysis.

Using publicly available information, Bear Stearns reviewed the reported daily trading volumes and historical closing share prices of the Company’s common stock for various periods since its initial public offering in 1993. Bear Stearns observed that since the Company’s common stock reached an all-time high in December 1993, the Company’s share price has lost nearly 93% of its value and that the closing share price has not exceeded US$3.88 since March 1998. Bear Stearns further observed that during the last 36 months, the closing share price for the Company’s common stock has not exceeded US$3.38, and during the last 12 months, the closing share price for the Company’s common stock has ranged from US$0.90 to US$2.80.

Selected Company Analysis.

Using publicly available information, Bear Stearns reviewed and compared the Company’s financial and operating data to corresponding data of the following selected publicly traded companies in the automotive parts and accessories industry.

•	Autoliv, Inc.

•	Borg Warner Inc.

•	Dana Corporation

•	Delphi Corporation

•	Intermet Corporation

•	Lear Corporation

•	Modine Manufacturing Company

•	Stoneridge Inc.

•	Superior Industries International, Inc.

•	Tenneco Automotive Inc.

•	Tower Automotive Inc.

•	Visteon Corporation

For each of the selected companies, Bear Stearns reviewed certain publicly available financial data, valuation statistics, financial ratios, research reports, published earnings estimates for calendar year 2003 and 2004 and stock market information and calculated the ratios and multiples based on such information. Adjustments were made, where applicable, for certain extraordinary and non-recurring items. Bear Stearns compared stock prices of the selected companies and the Company as multiples of calendar year 2003 and 2004 estimated earnings per share, commonly referred to as the P/E ratio.

All multiples were based on closing stock prices on April 8, 2003. Estimated financial data for the selected companies were based on publicly available research analysts’ estimates and, in the case of the Company, its estimated financial data. This analysis yielded an implied price per share for the Company’s common stock ranging from US$2.25 to US$2.89.

Premiums Paid Analysis.

Bear Stearns reviewed the premiums paid in 58 selected minority buy-in transactions announced since January 19, 2000, each having a transaction value of less than US$100 million. Bear Stearns reviewed the purchase prices paid in the selected transactions relative to the target company’s closing stock prices one day prior and 30 days prior to announcement. Bear Stearns then applied the mean and median of premiums implied in the selected transactions over the specified periods to the Company’s stock price as of April 8, 2003 and March 16, 2003 (assuming a transaction announcement date of April 15, 2003). This analysis yielded an implied price per share for the Company’s common stock ranging from US$2.70 to US$2.90 (based on a 30 day premium) and US$3.06 to US$3.31 (based on a 1 day premium).

Discounted Dividend Analysis.

Bear Stearns performed a discounted dividend analysis based on projections for each of the material Ventures to calculate the estimated present value of the dividends that each of the material Ventures is expected to distribute to the Company from February 28 of calendar year 2003 until the end of calendar year 2007. Bear Stearns performed its analysis based on each material Venture’s historical financial results and historical dividend distributions, consultation with the management of the Company and of each material Venture, and projections and assumptions provided by the Company’s and each material Venture’s management. Bear Stearns then calculated a range of estimated terminal values for each material Venture’s dividend by applying growth rates ranging from -2.0% to 5.0% to that Venture’s projected calendar year 2007 dividends into perpetuity. The present value of the resulting dividends and range of terminal values were calculated using discount rates ranging from 19.0% to 21.0%, based on Bear Stearns’ estimate of each material Venture’s and the Company’s cost of equity. Bear Stearns then added the net present value of each material Venture’s dividends multiplied by the Company’s ownership interest in that material Venture. To this aggregate amount, Bear Stearns added the net present value of the Company’s corporate-level free cash flows and the Company’s cash, cash equivalents and monetizable non-operating assets less its total debt. Bear Stearns calculated the Company’s corporate-level free cash flows by using discount rates ranging from 19.0% to 21.0%, based on Bear Stearns’ estimate of the Company’s weighted average cost of capital and applying growth rates ranging from 1.0% to 3.0% to the Company’s projected corporate-level free cash flow for calendar year 2007 into perpetuity. This analysis yielded an implied price per share for the Company’s common stock ranging from US$2.42 to US$3.01.

Discounted Cash Flow Analysis.

Bear Stearns performed a discounted cash flow analysis based on projections for each of the material Ventures to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that the Company could, in the aggregate, generate from February 28 of calendar year 2003 until the end of calendar year 2007. Bear Stearns performed its analysis based on each material Venture’s historical financial results, consultation with the management of the Company and of each material Venture, and projections and assumptions provided by the Company’s and each material Venture’s management. Bear Stearns then calculated a range of estimated terminal values for each material Venture by applying growth rates ranging from -2.0% to 5.0% to that material Venture’s projected calendar year 2007 free cash flow into perpetuity. The present value of the resulting cash flows and range of terminal values were calculated using discount rates ranging from 14.0% to 16.0%, based on Bear Stearns’ estimate of each material Venture’s weighted average cost of capital. To calculate each material Venture’s implied equity value, Bear Stearns subtracted total debt from and added unrestricted cash and cash equivalents to the sum of the present value of the projected free cash flows and the present value of the terminal value. For purposes of Bear Stearns’ discounted cash flow analysis, Bear Stearns deemed unrestricted cash to be a material Venture’s total cash less “restricted” cash, and restricted cash to be cash which is unavailable for distribution by that material Venture to the Company as a result of restrictions under Sino-foreign joint venture rules relating to reserve accounts, as described by the management of the Company and the material Ventures. Bear Stearns then added the net present value of each material Venture’s implied equity value multiplied by the Company’s ownership interest in that material Venture. To this aggregate amount, Bear Stearns added the net present value of the Company’s corporate-level free cash flows (using the same discount rates and estimates described in the discounted dividend analysis above) and the Company’s cash, cash equivalents and monetizable assets less its total debt. This analysis yielded an implied price per share for the Company’s common stock ranging from US$2.66 to US$3.66.

Selected Precedent M&A Analysis.

Using publicly available information, Bear Stearns reviewed and analyzed the transaction values and certain implied multiples in the following selected merger and acquisition transactions:

Date Announced	Target Name	Acquirer Name
February 5, 2003	Astra International	Cycle & Carriage (Mauritius) Ltd
January 29, 2003	Fuji Univance Corp	I S Precision Machinery Inc
August 28, 2002	Unisia Jecs Corp	Hitachi Ltd
August 20, 2002	Tochigi Fuji Industrial	GKN Automotive International

July 5, 2002	Pacific Dunlop Ltd	Shamrock Holdings of CA Inc
July 5, 2002	Jeco Co Ltd	Denso Corp
March 25, 2002	Fuji Kiko Co Ltd	Koyo Seiko Co Ltd
March 22, 2002	Bosch Braking Systems Co Ltd	Bosch Automotive Systems Corp
November 22, 2001	Kiriu Corp	Unison Industrial Partners
August 13, 2001	Tochigi Fuji Industrial	GKN Automotive International
July 6, 2001	Tennex Corp	Mahle Filtersysteme GmbH
May 7, 2001	Bosch Automotive Systems Corp	Robert Bosch GmbH

Bear Stearns reviewed total transaction values, calculated as equity value plus debt, preferred stock at liquidation value and minority interest, less cash, of the selected corporate transactions as multiples of latest 12-month EBITDA. All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Bear Stearns then applied ranges of selected multiples of latest 12-month EBITDA derived from the selected corporate transactions to the estimated calendar year 2002 EBITDA of each of the material Ventures to determine an implied enterprise value. To calculate the implied equity value of each material Venture, Bear Stearns subtracted total debt from and added unrestricted cash and cash equivalents to each material Venture’s implied enterprise value. Bear Stearns then added the implied equity value of each material Venture multiplied by the Company’s ownership interest in that material Venture. To this aggregate amount, Bear Stearns added the net present value of the Company’s corporate-level free cash flows (using the same discount rates and estimates described in the discounted dividend analysis above) and the Company’s cash, cash equivalents and monetizable non-operating assets less its total debt. This analysis yielded an implied price per share for the Company’s common stock ranging from US$2.70 to US$3.48.

Other Information.

The Company engaged Bear Stearns based on its qualifications, expertise and reputation. Bear Stearns is an internationally recognized investment banking firm and, as part of its investment banking activities, regularly engages in analyzing businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and performing analysis for estate, corporate and other purposes. Bear Stearns was the lead underwriter in the Company’s initial public offering of its common stock in June 1993. The Company or the Board of Directors has not, in the last two years, engaged Bear Stearns to provide any services, including investment banking and financial advisory services in connection with any mergers, acquisitions or business combinations or in connection with any offerings of equity or debt securities. In the ordinary course of business, Bear Stearns and its affiliates may hold or actively trade in securities of the Company or CPP or those of their affiliates for Bear Stearns’ own account and for the account of Bear Stearns’ customers and, accordingly, may at any time hold a long or short position in such securities.

Pursuant to an engagement letter, dated February 24, 2003, between the Company and Bear Stearns, the Company agreed to pay Bear Stearns a customary transaction fee, a substantial portion of which is contingent, and payable, upon the successful completion of the Proposal. The Company also agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel and any other consultant or advisor retained by Bear Stearns, up to the agreed upon amounts set forth in the engagement letter. The Company has agreed to indemnify Bear Stearns and related persons against certain liabilities arising out of or in connection with Bear Stearns’ engagement under the engagement letter.

Material Federal Income Tax Consequences

This section describes the material United States federal income tax consequences of the Proposal. It applies to you only if you are a U.S. holder, as defined below, and you hold your Shares as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of the Company,

•	a person that holds Shares as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, the Company believes, and this summary assumes, that the Company is not and never has been a passive foreign investment company for U.S. federal income tax purposes.

You are a U.S. holder if you are a beneficial owner of Shares and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local other tax consequences of the proposal in your particular circumstances.

Taxation of Capital Gains

If you are a U.S. holder of Scheme Shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the total consideration you receive for your Scheme Shares and your tax basis, determined in U.S. dollars, in your Scheme Shares. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Backup Withholding and Information Reporting

If you are a non-corporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to the payment of the consideration to you from the tender of your Scheme Shares effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

Accounting Treatment

Upon cancellation of the Company’s capital stock represented by the Scheme Shares, the Company’s capital stock will be reduced by US$557,400, the par value of the Scheme Shares cancelled, and additional paid-in capital will be reduced by US$20,345,100, the excess of the cancellation price over the par value of the Scheme Shares.

No Dissenters’ Rights

Shareholders do not have express appraisal rights in connection with the Scheme under the Bermuda Companies Act. However, the Bermuda Court in considering whether to sanction a scheme of arrangement may decline to sanction a scheme unless it is satisfied, not only that the required court meeting was properly constituted and that the proposals were approved by the requisite majority, but that the result of the meeting fairly reflected the view of the parties concerned.

NYSE Listing

The Company intends to have the Shares delisted from the NYSE following completion of the Scheme. As a result, public trading of the Shares will cease.

INTERESTS OF CERTAIN PERSONS IN THE SECURITIES OF THE COMPANY

The following table sets forth certain information, as of May 12, 2003, regarding the ownership of the Company’s Shares by (i) CPP, its executive officers and directors and the Company’s executive officers and directors; and (ii) each associate and majority-owned subsidiary of those persons, who hold in aggregate of 12,232,000 Shares, or approximately 69.8% of the outstanding Shares:

Identity of Person or Group	Amount Owned	Percent of Class
C.P. Pokphand Co. Ltd.	11,952,000	68.2%
Thanakorn Seriburi	100,000	0.6%
Robert Ping-Hsien Ho	—	—
Edward Chih-Li Chen	20,000	0.1%
Prasertsak Ongwattanakul	—	—
Jaran Chiaravanont	—	—
Montri Jiaravanont	—	—
Dhanin Chearavanont	80,000	0.5%
Sumet Jiaravanon	80,000	0.5%
Prasert Poongkumarn	—	—
Min Tieanworn	—	—
Thirayut Phitya-Isarakul	—	—
Veeravat Kanchanadul	—	—
Budiman Elkana	—	—
Cheung Koon Yuet, Peter	—	—
Total	12,232,000	69.8%

None of the shareholders of CPP named in the section “The Companies—C.P. Pokphand Co. Ltd.”, except Mr. Dhanin Chearavanont and Mr. Sumet Jiaravanon, owns any shares in the Company.

MARKET PRICE INFORMATION AND DIVIDEND POLICY

The NYSE is the principal trading market for the Shares, which are not listed on any other exchange in or outside of the United States. The high and low closing prices for the Shares on the NYSE for each full quarterly period during the past two years are as follows:

	High		Low
2001
First Quarter	US$	2.550	US$	2.000
Second Quarter	US$	2.380	US$	1.950
Third Quarter	US$	1.970	US$	1.200
Fourth Quarter	US$	1.960	US$	1.300
2002
First Quarter	US$	2.000	US$	1.650
Second Quarter	US$	2.400	US$	1.340
Third Quarter	US$	1.350	US$	1.000
Fourth Quarter	US$	2.000	US$	0.900
2003
First Quarter	US$	2.370	US$	1.710

The following table shows the amount of dividends per Share paid in the past two years:

Dividends Paid per Share
US$
Payment Date
May 25, 2001	0.25

The Company has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority. Consequently, there are no restrictions on its ability to pay dividends, other than in respect of local Bermuda currency.

*	The financial statements in Exhibit (a)(1)—Form of Proxy Statement to the Company’s transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 16, 2003 are incorporated by reference.

F-1

INDEX TO APPENDIXES

(A)	Scheme of Arrangement, dated , 2003.**

(B)	Explanatory Statement pursuant to Section 100 of the Bermuda Companies Act, dated , 2003.***

(C)	Schedule of Directors and Officers.

**	Exhibit (a)(2) to the Company’s transaction statement on Schedule 13E-3 (File No. 5-10673) (“Schedule 13E-3”) filed with the Securities and Exchange Commission on April 16, 2003 is incorporated by reference.

***	Exhibit (a)(3) to the Company’s transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 16, 2003 is incorporated by reference.

Appendix C

Schedule of Directors and Executive Officers of the Company

The following persons are the directors and executive officers of the Company as of the date of this Schedule 13E-3. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceedings during the past five years that resulted in a judgment decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities law or a finding of any violation of federal or state securities laws.

Name and Present Position with the Company	Country of Citizenship	Business Experience During the Past Five Years and Period Served
Thanakorn Seriburi Chairman, Chief Executive Officer and Director	Thailand

Thanakorn Seriburi, aged 58, is the Chairman, Chief Executive Officer and a Director of the Company. He is also the Vice Chairman of the Charoen Pokphand Group and the Chairman of the automotive and other industrial divisions of the Charoen Pokphand Group. Mr. Seriburi joined the Charoen Pokphand Group in 1979 and has been working since that time on investment projects in the PRC. He has extensive experience in industrial operations in Asia and elsewhere.

Robert Ping-Hsien Ho, Executive Vice Chairman and Director	U.S.A.

Robert Ping-Hsien Ho, aged 54, is the Executive Vice Chairman and a Director of the Company. He is also a Senior Executive Vice President and Chief Financial Officer International of the Charoen Pokphand Group. Mr. Ho was educated in Taiwan and holds a bachelor’s degree in law. Prior to joining the Charoen Pokphand Group in 2000, Mr. Ho worked in the Formosa Plastic Group serving as the Deputy Chief Financial Officer in Taiwan and Chief Financial Officer in their US operation.

Edward Chih-Li Chen, Chief Financial and Accounting Officer and Director	U.S.A.

Edward Chih-Li Chen, aged 51, is the Chief Financial and Accounting Officer and a Director of the Company. He is also a Senior Vice President of the Charoen Pokphand Group. Mr. Chen was educated in Taiwan and the United States and holds a master’s degree in business administration. He is a certified public accountant. Prior to joining the Charoen Pokphand Group in 2000, Mr. Chen worked for a number of multinational corporations including in the banking industry and in several industrial companies.

Name and Present Position with the Company	Country of Citizenship	Business Experience During the Past Five Years and Period Served
Prasertsak Ongwattanakul, Chief Operating Officer and Director	Thailand

Prasertsak Ongwattanakul, aged 54, is the Chief Operating Officer and a Director of the Company. He is also a Senior Vice President of the automotive and other industrial divisions of the Charoen Pokphand Group. Mr. Ongwattanakul was educated in the United States and holds a bachelor’s degree in business management. He has been with the Charoen Pokphand Group since 1975. He is the Vice Chairman of all the Sino-foreign joint ventures of the Company.

Schedule of Directors and Executive Officers of CPP

The following persons are the directors and executive officers of CPP as of the date of this Schedule 13E-3. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceedings during the past five years that resulted in a judgment decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities law or a finding of any violation of federal or state securities laws.

Name and Present Position with CPP	Country of Citizenship	Business Experience During the Past Five Years and Period Served
Jaran Chiaravanont, Honorary Chairman and Director	Thailand

Jaran Chiaravanont, aged 73, is the Honorary Chairman and a Director of CPP. He is also the Honorary Chairman of the Charoen Pokphand Group. In 1959, he established and was the director of Charoen Pokphand Co., Ltd. In 1979, he became the first Chairman of the Charoen Pokphand Group until 1989. He has extensive experience in establishing and operating business in Thailand.

Montri Jiaravanont, Honorary Chairman and Director	Thailand

Montri Jiaravanont, aged 72, is the Honorary Chairman and a Director of CPP. He is also the Honorary Chairman of the Charoen Pokphand Group. He has extensive experience in agro-industrial operations in Asia and elsewhere.

Dhanin Chearavanont, Chairman, Chief Executive Officer and Director	Thailand

Dhanin Chearavanont, aged 64, is the Chairman, Chief Executive Officer and a Director of CPP. He is also the Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Sumet Jiaravanon for the planning and management of the Group. He has extensive experience in establishing and operating businesses in Asia, Europe and the United States of America.

Sumet Jiaravanon, Executive Chairman and Director	Thailand

Sumet Jiaravanon, aged 69, is the Executive Chairman and a Director of CPP. He is also the Executive Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Dhanin Chearavanont for the planning and management of the Group. He has extensive experience in establishing and operating businesses in Asia, Europe and the United States of America.

Prasert Poongkumarn, Director	Thailand

Prasert Poongkumarn, aged 67, is a Director of CPP. He is also the Vice Chairman of the Charoen Pokphand Group and the Chairman of the agro-industrial division of the Group. He has extensive experience in agro-industrial operations in Asia and elsewhere.

Min Tieanworn, Director	Thailand	Min Tieanworn, aged 67, is a Director of CPP. He is also the Vice Chairman of the Group for over 31 years. He is presently responsible for the finance of the Group and is the Chief Financial Officer.

Name and Present Position with CPP	Country of Citizenship	Business Experience During the Past Five Years and Period Served
Thirayut Phitya-Isarakul, President and Director	Thailand

Thirayut Phitya-Isarakul, aged 61, is the President and a Director of CPP. He is also the Vice Chairman of the Charoen Pokphand Group and the Vice Chairman of the agro-industrial division of the Group. He has extensive experience in agro-industrial operations in Asia and elsewhere.

Thanakorn Seriburi, Director	Thailand

Thanakorn Seriburi, aged 58, is a Director of CPP. He is also the Vice Chairman of the Charoen Pokphand Group and the Chairman of the automotive and other industrial division of the Group. He has been working since 1979 on investment projects for the Group in the PRC. He has extensive experience in industrial operations in Asia and elsewhere.

Veeravat Kanchanadul, Director	Thailand

Veeravat Kanchanadul, aged 65, is a Director of CPP. He was formerly Dean of the Business Administration Faculty, National Institute of Development Administration, Thailand. He has been with the Charoen Pokphand Group since 1980. He is currently a senior finance executive of the Group.

Budiman Elkana, Independent Non-executive Director	Indonesia

Budiman Elkana, aged 72, is an Independent Non-executive Director of CPP. He received both his Bachelor of Business Administration and Master of Accounting from the University of Indonesia and began his career in the public accounting profession in 1959. He was the Partner of SGV Utomo and the Managing Partner of Andersen Consulting in Indonesia. He has extensive experience in the fields of audit and management consultancy. He is the Chairman of the Audit Committee of CPP.

Cheung Koon Yuet, Peter, Independent Non-executive Director	Hong Kong, PRC

Cheung Koon Yuet, Peter, aged 65, is an Independent Non-executive Director of CPP. He has long years of experience in business administration and previously served as an Executive Director of a listed company in Hong Kong. He is experienced in China trade and business developments in the PRC. He is a member of the Audit Committee of CPP.